EXHIBIT 99.1

HEXO Corp formalizes US presence by naming Michael Monahan as Chief Financial Officer and establishing HEXO USA Inc. in Delaware

GATINEAU, Quebec, May 28, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) is formalizing its US presence with the appointment of Michael Monahan as Chief Financial Officer (CFO) and the establishment of HEXO USA Inc. HEXO Corp is creating innovative, easy-to-use, branded products that which will offer consumers consistent cannabis experiences.

“I have been touring the US to meet with current and potential investors and to tell the HEXO story. We’ve been sharing our vision and plans to operate in legal markets in the US to provide legal cannabis experiences powered by HEXO,” said Sebastien St-Louis, CEO and cofounder of HEXO Corp. “Onboarding a US-based CFO of Michael’s caliber and establishing HEXO USA Inc. are real steps towards bringing the HEXO experience to the US.”

The Canadian Company is one of the largest licensed cannabis companies in Canada, operates with 1.8 million sq. ft of facilities in Ontario and Quebec and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. Known for its partnership with Molson Coors Canada to create Truss which will produce cannabis-infused beverages for the Canadian legal market, the Company has developed a hub and spoke business model which sees it partner with Fortune 500 companies in various product categories. Fortune 500 companies can take advantage of HEXO Corp’s secured supply of hemp-derived CBD, extensive research and development funding, intellectual property profile, licensed infrastructure, regulatory know-how, and wide distribution networks. With the passing of the Farm Bill to allow CBD extraction from hemp, HEXO Corp is well-positioned to seize a significant portion of market share in the US.

“Sebastien and the team have done an amazing job positioning HEXO Corp for long-term success,” added Monahan. “It’s an exciting time to join, as the company ramps up towards global expansion. I was struck with the Company’s capacity to deliver on its commitments and to make smart choices that drive value for investors. I was also impressed by the depth and breadth of HEXO’s leadership and finance teams. I look forward to contributing to the team, meeting with our investors, and supporting the company as it continues to rapidly expand.”

Michael Monahan has more than 20 years of finance and operations experience. He has held Chief Financial Officer (CFO) positions with both public and privately held companies, ensuring value for shareholders. Most recently, Michael served as CFO of Nutrisystem prior to its sale in March 2019. During his tenure, the company’s market capitalization grew from approximately $250 million to $1.3 billion. Before that, he was CFO of PetroChoice Holdings during a period of significant organic and acquisitive growth that resulted in the successful sale of the company to private equity investors. As CFO for HEXO Corp as of June 17, Michael joins a team of seasoned executives and will focus on operating an efficient and effective finance organization, driving shareholder value as the company expands rapidly.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498